TASEKO MINES RECEIVES SHAREHOLDER MEETING REQUISITION

January 13, 2016, Vancouver, BC - Taseko (TSX: TKO; NYSE MKT: TGB) (the "Company") today announced that it has been provided with a shareholder meeting requisition notice (the “Requisition”) dated January 13, 2016 from Raging River Capital LP (“Raging River”), a holder of 5.1% of Taseko’s shares which has declared itself to be an activist investor.

The Requisition demands the convening of a meeting of shareholders within four months at which shareholders will be asked to vote on a special resolution to remove three incumbent Taseko directors and replace them with four Raging River nominees, while also increasing the number of Taseko directors to nine from eight. The special resolution would require approval by a 2/3 majority of votes represented. Alternatively, if the special resolution is not passed, Raging River would ask shareholders to pass an ordinary resolution (50%+1 of votes represented) to set the number of Taseko directors at 12 and elect four Raging River nominees.

The Company is reviewing the Requisition and will provide a detailed response in the near future. Taseko’s Board of Directors has formed a special committee of three independent directors who have not been targeted by Raging River to assist the Board in its response to the Requisition. Shareholders will receive information by way of a Management Information Circular well in advance of the meeting once the date has been set. Shareholders should read the circular carefully before reaching a decision with regard to their votes. In the meantime, there is no need for shareholders to take any action.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.